      As filed with the Securities and Exchange Commission on June 30, 1997

      ---------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                          ----------------------------

                                    FORM 11-K

                   /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1996
                   -------------------------------------------

                           Commission File No: 1-6695
                           --------------------------

                         FABRI-CENTERS OF AMERICA, INC.
                   EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                   ------------------------------------------
 (Full title of the plan and the address of the plan, if different from that of the issuer named below)

                         Fabri-Centers of America, Inc.
                                5555 Darrow Road
                                Hudson, OH 44236
                                ----------------

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION

Fabri-Centers of America, Inc. Employees' Savings and Profit Sharing Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1996 and 1995, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Exhibit 99 and incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FABRI-CENTERS OF AMERICA, INC.
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

By: Fabri-Centers of America, Inc. Employees' Savings and Profit Sharing Plan Committee

/S/   Rosalind Thompson
-------------------------------------
Rosalind Thompson                                           June 30, 1997
Committee Chairperson

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              FABRI-CENTERS OF AMERICA, INC. EMPLOYEES' SAVINGS AND
                               PROFIT SHARING PLAN

                                  EXHIBIT INDEX

      Official
     Exhibit No.            Description
---------------------       --------------------------------------------
         23                 Consent of Independent Public Accountants

         99                 Fabri-Centers of America, Inc.
                            Employees' Savings and Profit-Sharing Plan

                            Financial Statements
                            As of December 31, 1996 and 1995
                            Together With Report of
                            Independent Public Accountants

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